July 15, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Services, Inc. (“UHS”) Form 10-K for the year ended December 31, 2010 as filed on February 28, 2011 and Definitive Proxy Statement on Schedule14A, as filed on April 1, 2011

File No. 001-10765

Dear Mr. Rosenberg:

This letter is being written in connection with the Staff’s examination of the filings referenced above. Set forth below are our responses to the comments included in the Staff’s letter to us dated July 6, 2011.

Form 10-K for the year ended December 31, 2010

Notes to Consolidated Financial Statements

6) Income Taxes, page 123

1.	Tell us why you disclose a separate effective income tax rate (for example, 39.8% in 2010) representing the rate of the provision for income taxes to income from continuing operations before income taxes minus net income attributable to noncontrolling interests and what this rate represents. If, presumably, the provision for income taxes includes tax on income from continuing operations before income taxes attributable to both UHS and noncontrolling interests, it is not clear what this rate represents. Further, if presumably, net income attributable to noncontrolling interests is net of income tax, it is not clear why it is being subtracted from income from continuing operations before income taxes to arrive at the rate.

Response:

Outside owners hold various noncontrolling, minority ownership interests in seven of our acute care facilities and one behavioral health care facility. Each of these facilities are owned and operated by limited liability companies (“LLC”) or limited partnerships (“LP”). As a result, since there is no income tax liability incurred at the LLC/LP level (since it passes through to the members/partners), the net income attributable to noncontrolling interests is reflected on a gross basis and does not include any income tax provision/benefit.

When computing the provision for income taxes as reflected on our consolidated statements of income, the net income attributable to noncontrolling interests is deducted from income from continuing operations before income taxes since it represents the third-party members’/partners’ share of the income generated by the joint-venture entities. Since our provision for income taxes gives effect to the portion of our income from continuing operations that is attributable to the noncontrolling ownership interests, but our income from continuing operations before income taxes does not, the computed effective tax rate (of 35.6% for 2010) does not reflect the effective tax rate of the income from continuing operations attributable only to UHS.

In addition to providing the effective tax rate as discussed above as required by the accounting guidance (as calculated from dividing the provision for income taxes by the income from continuing operations before income taxes as reflected on the consolidated statements of income), we believe it is helpful to our investors that we also provide our effective tax rate as calculated after giving effect to the portion of our income from continuing operations that is attributable to the third party members/partners. As stated above, for the year ended December 31, 2010, the effective tax rate after giving effect to the portion of our income from continuing operations that is attributable to the noncontrolling interests was 39.8%. As disclosed in Note 6 on page 125 of our Form 10-K, that effective tax rate consists of 35.0% federal statutory rate, 3.1% state taxes (net of federal income tax benefit), 1.3% nondeductible transaction costs and 0.4% of other items. Each of our filings includes a schedule which reflects the computation of the effective tax rate that gives effect to the portion of our income from continuing operations that is attributable to noncontrolling interests. The schedule is included on page 124 of our Form 10-K for the year ended December 31, 2010.

2.	Refer to the tabular reconciliation of unrecognized tax benefits, and tell us if the captions “Gross amount of increase and decrease” are reporting increases and decreases net. Provide us proposed disclosure to be included in future periodic reports to clarify that amounts are not net or, if the amounts are net, to disaggregate them to report gross amounts of increases and gross amounts of decreases in accordance with ASC 740-10-50-15. See also the example at ASC 740-10-55-217.

Response:

We note the Staff’s comment above and as a point of clarification, there were no items that were netted on the lines captioned as “Gross amount of increase and decrease”. We have reviewed the above-referenced example and our future filings on Form 10-K will include a table with the captions as indicated on the “As proposed revised in future filings on Form 10-K” table as included below (the as stated table is also included for reference):

As stated in the Form 10-K for the year ended December 31, 2010:

The tabular reconciliation of unrecognized tax benefits for the years ended December 31, 2010, 2009 and 2008 is as follows (amounts in thousands).

	As of December 31,
	2010	2009	2008
Balance at January 1,	$5,754	$3,759	$2,450
Gross amount of increase and decrease in unrecognized tax benefits as a result of tax positions taken in the prior years	2,076	1,245	1,641
Gross amount of increase and decrease in unrecognized tax benefits as a result of tax positions taken in the current year	1,219	750	750
Amount of decrease in unrecognized tax benefits as a result of settlement	(219)	—	—
Amount of decrease in unrecognized tax benefits as a lapse in statute	(907)	—	(1,082)

Balance at December 31,	$7,923	$5,754	$3,759

As proposed revised in future filings on Form 10-K:

The tabular reconciliation of unrecognized tax benefits for the years ended December 31, 2010, 2009 and 2008 is as follows (amounts in thousands).

	As of December 31,
	2010	2009	2008
Balance at January 1,	$5,754	$3,759	$2,450
Additions based on tax positions of prior years	2,076	1,245	1,641
Additions based on tax positions related to the current year	1,219	750	750
Settlements	(219)	—	—
Reductions for tax positions of prior years	(907)	—	(1,082)

Balance at December 31,	$7,923	$5,754	$3,759

In the event there are material gross increases and gross decreases in the future, those amounts will be disaggregated on separate lines.

3.	8) Commitments and Contingencies

Virginia Department of Medical Assistance Services Recoupment Claims, page 133.

Please provide us proposed disclosure to be included in future periodic reports that quantifies the Medicaid repayment requested by Virginia Department of Medical Assistance and that provides the amount or range of reasonably possible loss as required by ASC 450-20-50-4.b. Also, tell us your accounting treatment for these claims and provide us an analysis supporting your treatment with reference to ASC 450-20.

Response:

As a result of the audits at the seven former PSI Residential Treatment Centers operated in Virginia (which were acquired by us in November, 2010), the Virginia Department of Medical Assistance Services (“DMAS”) has requested an aggregate repayment of approximately $3.5 million, which has been fully reserved on our consolidated balance sheet as of December 31, 2010. We have been discussing this matter with DMAS in an effort to reach an agreed upon settlement. Our related disclosure in the Form 10-K for the year ended December 31, 2010 did not include the amount of the repayment request, or the corresponding reserve, since the aggregate amount was not material to our 2010 consolidated financial position or results of operations.

Until this matter is resolved, our future filings will include the following at the end of the disclosure as included in our Form 10-K for the year ended December 31, 2010:

“The aggregate refund of Medicaid payments made to those facilities, as requested by DMAS, and the corresponding reserve established on our Consolidated Balance Sheet as of December 31, 2010, was not material to our 2010 consolidated financial position or results of operations.”

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

4.	On page 30, you disclose that with respect to the cash bonus for Ms. Osteen, 75% is based on the achievement of divisional specified income targets, and for Mr. Wright, 75% is based on the achievement of specified operating income targets of designated acquired facilities and profitability of third-party hospital construction contracts. In a letter dated June 12, 2009, you state “we will plan to include disclosure of the divisional performance criteria and actual performance achieved in our Proxy Statement to be filed in April 2010.” However, you have not disclosed the divisional performance criteria and actual performance achieved in your 2010 or 2011 Proxy Statement. Please amend your annual report on Form 10-K to disclose the following:

a.	For Ms. Osteen, the divisional specified income targets that were established and communicated, quantified to the extent applicable, the evaluation and level of achievement of the divisional specified income targets and any other factors that were considered that modified the actual cash bonus awarded; and

b.	For Mr. Wright, the evaluation and level of achievement of the specified operating income targets of designated acquired facilities and profitability of third-party hospital construction contracts and any other factors that were considered that modified the actual cash bonus awarded.

Response:

We inadvertently omitted the above-referenced disclosure which the Staff had requested we provide in future filings for which we extend our apologies.

Ms. Osteen’s divisional income target is established annually and consists of the projected aggregate pre-tax income for our Behavioral Health Services segment, net of deductions for the allocation of corporate overhead expenses as well as a charge for the estimated cost of capital. The divisional income target generally excludes the impact of acquisitions or divestitures made during the year as well as other amounts that may be nonrecurring or non-operational in nature or amounts that may be reflected in the current year financial statements that relate to prior years.

To the extent that the actual divisional financial results exceed the target, Ms. Osteen is entitled to 75% of the following (as applied to her annual base salary) as the portion of her annual bonus that is based upon divisional income:

Actual results meet divisional target	25%
Actual results exceed divisional target by 5%	50%
Actual results exceed divisional target by 10%	75%
Actual results exceed divisional target by 15%	100%

For the year ended December 31, 2010, Ms. Osteen’s divisional income target was $130.4 million and the aggregate actual financial results were $156.5 million. Since the actual results exceeded the target by more than 15% (20% was the spread) Ms. Osteen was entitled to 100% of the 75% of her annual bonus (as applied to her annual base salary) that was based upon the achievement of the divisional income targets.

With regard to Mr. Wright, 25% of his bonus is based on the achievement of certain corporate performance criteria and 75% on the achievement of specified operating income of designated acquired acute care facilities (as measured during the year following acquisition) and profitability of third-party hospital construction contracts (as measured at the completion of the project/contract). Since during 2010 we had no active hospital construction contracts, and since we did not acquire any acute care hospitals during 2009, Mr. Wright’s bonus was based solely on the achievement of corporate performance criteria. As disclosed in our Proxy Statement, the actual bonuses awarded for 2010 (which were based upon corporate performance criteria) were based upon the achievement of 85% of the bonus target award. Since Mr. Wright’s target award for 2010 was 40%, he was entitled to a non-equity incentive plan compensation bonus of $26,139 which represented 8.5% of his 2010 base salary (85% achievement of 40% target of 25% of total bonus).

Stated below is the relevant disclosure as included in our above-referenced Definitive Proxy Statement on Schedule 14A and supplemental disclosure which we propose be included in future Proxy Statement filings.

Disclosure as previously included in Definitive Proxy Statement:

The 2010 EPS Target, which represented our projected consolidated earnings per diluted share estimate for the year as publicly released by us during the first quarter of 2010, was $2.57 per diluted share. The 2010 Return on Capital Target was 7.9%. Pursuant to the terms of the Executive Incentive Plan and the formula approved by our Compensation Committee, for 2010, our named executive officers were eligible to receive the applicable portion of their bonuses (which were based on the corporate performance criteria) at various increments ranging from 0% of their bonus target award (based upon the achievement of an EPS Target of $2.33 or less and Return on Capital of 7.1% or less) up to 250% of their bonus target award (based upon the achievement of an EPS Target of $2.81 or greater and Return on Capital of 8.6% or greater).

The actual bonuses awarded for 2010 (which were based upon corporate performance criteria) were based upon the achievement of 85% of the bonus target award, as determined by the Compensation Committee in March of 2011. During 2010, our adjusted net income attributable to UHS, upon which the EPS Target is based, was $2.54 per diluted share. This adjusted net income attributable to UHS per diluted share was publicly disclosed and reconciled to our reported 2010 net income attributable to UHS of $2.34 per diluted share, on the Schedule of Non-GAAP Supplemental Consolidated Income Information, included with the our earnings for the year ended December 31, 2010, as filed on Form 8-K on February 28, 2011. For incentive compensation purposes for each of the named executive officers, the as publicly reported adjusted net income attributable to UHS of $2.54 per diluted was reduced by $.02 per diluted share (to $2.52 per diluted share) to neutralize the impact of the acquisition of PSI in November, 2010. The balance sheet impact of the PSI acquisition was also neutralized in calculating the Return on Capital. The as adjusted Return on Capital was 7.8% for 2010. The Return on Capital is calculated by dividing our adjusted net income attributable to UHS for the year by the consolidated average net capital giving effect to the above-mentioned adjustment.

Supplemental Disclosure to be included in future Definitive Proxy Statements:

For 2010, Ms. Osteen’s divisional income target was $130.4 million. The divisional income target consists of the projected aggregate pre-tax income for our Behavioral Health Services segment, net of deductions for the allocation of corporate overhead expenses and a charge for the estimated cost of capital. The divisional income target generally excludes the impact of acquisition or divestitures made during the year as well as other amounts that may be nonrecurring or non-operational in nature or amounts that may be reflected in the current year financial statements that relate to prior years. To the extent that the actual divisional results exceeded the target, Ms. Osteen is entitled to 75% of the following (as applied to her annual base salary) as the portion of her annual bonus that is based upon divisional income: (i) 25% if actual results meet divisional income target; (ii) 50% if actual results exceed divisional income target by 5%; (iii) 75% if actual results exceed divisional income target by 10%, and; (iv) 100% if actual results exceed divisional income target by 15%. The 2010 actual divisional income was $156.5 million. Since the actual divisional income exceeded the target by more than 15% ($130.4 million target was exceeded by 20%), Ms. Osteen was entitled to 100% of the portion of her bonus (75%) that was based upon the achievement of the divisional income target.

For Mr. Wright, although 75% of his annual bonus is based on the achievement of specified operating income of designated acquired acute care facilities (as measured during the year following acquisition) and profitability of third-party hospital construction contacts (as measured at the completion of the project/contract), for 2010, neither of these targets were applicable since there were no acute care hospital acquisitions during 2009 and there were no completed hospital construction contracts during 2010. Therefore, Mr. Wright’s actual bonus award for 2010 was based solely on the achievement of the corporate performance criteria as outlined above.

The Staff has requested that we amend our annual report on Form 10-K for the year ended December 31, 2010 to include the supplemental disclosure outlined above. However, given that we believe that the inadvertent omission of this information was not material to investors in 2010, we respectfully request permission to include the supplemental disclosure as outlined above in our future Definitive Proxy Statements and not be required to amend our Form 10-K for the year ended December 31, 2010.

Other:

Also pursuant to your request, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your consideration and cooperation regarding this matter.

Sincerely,

/s/ Steve Filton
Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406
610-768-3319 (telephone)
610-768-3318 (fax) steve.filton@uhsinc.com (email)